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news

June 29, 2009

B2Gold Options Radius’s Nicaraguan Project Portfolio

Vancouver, Canada:  Radius Gold Inc. (TSX-V: RDU) (“Radius”) is pleased to announce that it has granted B2Gold Corp. (“B2Gold”) an option to acquire an interest in its mineral property portfolio in Nicaragua.

Simon Ridgway, the President of Radius, said “We are delighted to have reached a comprehensive option agreement with B2Gold that will ensure that our property portfolio is explored and developed by an experienced group with current mining operations in Nicaragua.  If B2Gold decides to develop the conceptual gold resource defined by Meridian Gold on our Pavon project, Radius will receive 40% of the net cash flow from production.”

Radius began exploring in Nicaragua in 2003.  In addition to discovering a number of exploration projects with potential to host gold resources; specifically the Trebol, Pavon and San Pedro exploration properties (the “Properties”), Radius’s technical team also compiled an extensive regional exploration data base covering much of the Central American country (the “Regional Exploration Projects”).  The agreement with B2Gold consists of 3 parts:

1.

Trebol, Pavon and San Pedro

Radius has granted B2Gold an option to acquire a 60% interest in the Properties by expending a total of US$4 million on exploration of any one or more of the Properties within 4 years from the date of the agreement.  When B2Gold has spent the US$4m, it will own a 60% interest in all of the Properties and a joint venture will be formed in under which each party will contribute its pro rated share of the exploration costs.

2.

Production from the Pavon Resource Property

In 2005 Meridian Gold completed a 2 stage exploration drill program at the Pavon vein system.  Internal company work by Meridian led to the outlining of a conceptual gold resource on specific parts of the Pavon vein system which are being contemplated separately to the Properties described above.

Under the Pavon Resource Property agreement, B2Gold will have an option to review the conceptual gold resource outlined by Meridian Gold.  If B2Gold feels that there is potential to mine any or all of the resource, it will have an option to put the property into production within a time frame of 3 years.  After production is achieved, ownership of the Pavon Resource Property will be transferred 100% to B2Gold and Radius will receive 40% of the net cash flow generated from the operation.

3.

The Regional Exploration Projects

Radius has assembled an extensive data base of regional geological, geochemical and geophysical data covering much of Nicaragua. It has agreed to provide this to B2Gold, on an exclusive basis.  If as a result of reviewing the regional data, B2Gold identifies a prospect or project for acquisition and exploration on ground that is not covered by an existing concession, Radius will apply for a concession over the area and that area will then be designated a “project area”.

Following the granting of a concession, B2Gold will have the option to earn a 70% interest in any such designated project area by expending US$2 million on exploration of it within 3 years from the date of the granting of the concession.  Once B2Gold has spent US$2 million exploring the designated project, it will be vested with a 70% interest in the project and a joint venture will be formed.

Qualified Person

The technical information in this release was prepared under the supervision of David Cass, Radius’s Vice-President of Exploration, who is a member of the Association of Professional Engineers and Geoscientists of British Columbia, and a “qualified person” in accordance with National Instrument 43-101.

About B2Gold

B2Gold Corp. is a Vancouver based gold producer with mining operations in Nicaragua and a strong portfolio of mining, development and exploration assets in Colombia, Nicaragua and Northeastern Russia. B2Gold recently completed a business transaction with Central Sun Mining whereby the two companies were combined to form a new gold producer with immediate annual gold production of approximately 43,000 ounces in 2009 increasing to approximately 120,000 to 130,000 ounces in 2010 as well as significant reserves and resources with excellent organic growth potential and a strong Management and Board of Directors with proven experience in developing, financing and operating mining projects.

About Radius

Radius Gold Inc. has been exploring for gold in Central America for nearly a decade, and management is currently assembling a portfolio of royalties on promising gold projects in South and Central America. In Guatemala, under joint venture with Kappes Cassidy, Radius is developing a small, high grade gold mining operation on the Tambor project. Radius recently optioned the Nueva California project in Peru for 1-million shares in Focus Ventures and royalty interests in any future production from the project.

For further information on Radius Gold Inc. and its properties, please call toll free 1-888-627-9378 or visit our web site (www.radiusgold.com).

ON BEHALF OF THE BOARD

     “Simon Ridgway”

Simon Ridgway, President

Investor relations:  Ralph Rushton / Erin Ostrom

Symbol: TSXV-RDU; OTCBB-RDUFF

Shares Issued: 53.5-million

Neither the TSX Venture Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.